FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2016

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Half Year Report for the 113th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 30, 2016	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

NOMURA

Half Year Report for the 113th Fiscal Year

(From April 1, 2016 to September 30, 2016)

Nomura Holdings, Inc.

Dear Shareholders,

I would like to express my sincere gratitude to you for your continued support of Nomura.

I am pleased to present Nomura’s business report for the first half of the 113th fiscal year.

The Japanese economy saw some weakness in the first half of the fiscal year due to the Kumamoto Earthquake that occurred at the beginning of the term. Despite this, the economy gradually recovered, backed by robust employment and wage conditions. Internationally, amid political changes in the United Kingdom and United States, economic uncertainty increased and markets showed signs of instability. The Nikkei Stock Average temporarily fell below 15,000 yen and the dollar-yen exchange rate hit the 99 yen level. However, both the Nikkei Stock Average and the exchange rate firmly recovered by the end of the first half of the year.

In Retail, we continued to focus on transforming our business model and, in Asset Management, we strived to create synergies with American Century Investments, with whom we entered into a strategic partnership at the end of last year. In Wholesale, strong business activity and the strategic changes we implemented in EMEA and the Americas led to improved profitability. As a result, we were able to report solid business performance during this period.

In light of global trends in financial regulations and capital requirements, our consolidated operating results, and consolidated dividend payout ratio of 30 percent, Nomura declared a dividend of 9 yen per share to shareholders of record as of September 30, 2016.

In order to respond quickly to evolving market conditions and client needs, we are laying the foundation to ensure we can achieve continued growth under any market environment. As part of our long-term management vision, we have announced the “Vision C&C” slogan to express how we see the changing environment as a chance to transform ourselves. As Asia’s global investment bank, we will continue to aim for sustainable growth based on our philosophy of placing clients at the heart of everything we do.

Thank you very much for your continued support.

Koji Nagai

Representative Executive Officer

Group CEO

November 2016

Overview of Consolidated Operating Results for the First Half of the Fiscal Year (April 1, 2016 through September 30, 2016)

			(Billions of yen)
	Three months ended June 30, 2016	Three months ended September 30, 2016	Six months ended September 30, 2016
Net revenue	338.5	347.0	685.5
Income before income taxes	62.8	81.8	144.5
Net income attributable to NHI shareholders	46.8	61.2	108.0

Note: Rounded to the nearest hundred million yen.

Key Points

•	Net income for the first quarter was 46.8 billion yen, driven by strong Wholesale performance led by Fixed Income.

•	In the second quarter, the Group reported higher net revenue and income before income taxes on both a quarter-on-quarter and year-on-year basis, supported by a recovery in the Retail Division and robust international performance, leading to quarterly net income of 61.2 billion yen.

•	In total, in the first half of the fiscal year, profitability of Wholesale significantly improved as a result of the strategic changes in EMEA and the Americas and further cost reduction initiatives. Net income for the period amounted to 108 billion yen, crossing the 100 billion yen mark for the second year in a row.

*	For further details on our financial results, please visit http://www.nomura.com/

Search: Nomura shareholders and investors

Retail

			(Billions of yen)
	Three months ended June 30, 2016	Three months ended September 30, 2016	Six months ended September 30, 2016
Net revenue	83.8	86.2	169.9
Income before income taxes	8.7	14.4	23.1

•	In the first quarter, despite the significant recovery in investment trusts and discretionary investments, unstable market conditions prompted clients to remain on the sidelines. Equity trading and other transactions remained subdued, resulting in a decline in both revenue and income before income taxes on a quarter-on-quarter basis.

•	In the second quarter, net inflows into investment trusts and discretionary investments helped maintain recurring revenues at the same level as the previous quarter. Moreover, improvement in the recurring revenue cost coverage ratio, helped by cost reductions and a recovery in investment trust sales, resulted in higher revenue and income before income taxes from the previous quarter.

•	Retail client assets remained at a high level of 99.1 trillion yen as of the end of September. In Retail, we will continue to improve client satisfaction by offering value-added solutions to a wide range of clients through seminars held at our branch offices, our Internet services and our call centers, in addition to face-to-face consulting services.

Asset Management

			(Billions of yen)
	Three months ended June 30, 2016	Three months ended September 30, 2016	Six months ended September 30, 2016
Net revenue	25.9	21.3	47.2
Income before income taxes	12.2	7.4	19.7

•	In the first quarter, while assets under management declined due to market reasons, there was a one-off gain in revenues and decrease in expenses. Therefore, both revenue and income before income taxes increased on a quarter-on-quarter basis.

•	In the second quarter, although assets under management increased due to market recovery and inflow of funds into Exchange Traded Funds (ETFs), both revenue and income before income taxes declined in comparison to the previous quarter, where revenues had increased due to one-off factors.

•	In the investment trust business, money market funds, such as MMFs, were redeemed due to operational difficulty that arose from the negative interest rate policy, resulting in an outflow of funds. In the institutional business, we saw inflows from major domestic public pension funds.

•	We completed the acquisition of a non-controlling 41% economic interest in American Century Investments, as part of a strategic partnership we entered into at the end of last year to expand our business foundation.

Wholesale

			(Billions of yen)
	Three months ended June 30, 2016	Three months ended September 30, 2016	Six months ended September 30, 2016
Net revenue	190.9	179.9	370.8
Income before income taxes	46.6	39.3	85.9

•	In the first quarter, after a strategic review we repositioned our business portfolio in EMEA and the Americas, focused our resources on areas where we have a competitive advantage, and implemented structural cost reduction initiatives. As a result, our performance rebounded and both revenue and income before income taxes increased on a quarter-on-quarter basis.

•	While the second quarter witnessed a decline in both revenue and income before income taxes compared to the strong first quarter, our continuous efforts in managing risk amidst heightened market uncertainty and cost discipline helped to deliver robust revenues and pretax profit.

Global Markets

•	In the first quarter, we achieved solid revenues, recording a significant increase on a quarter-on-quarter basis. While Equity slowed down compared to the previous quarter which included revenues from one-off factors, Fixed Income revenues strengthened across all regions driven by increase in client flow and favorable market environment.

•	In the second quarter, we continued to report strong revenues. While Equity revenues declined due to sluggish client activity, Fixed Income gained further momentum particularly in Rates businesses in EMEA and the Americas.

Investment Banking

•	In the first quarter, we focused on areas where we have competitive advantages in International IB, winning multiple mandates and achieving strong revenues in our international operations as a result. However, revenues in Japan declined due to sluggish performance in Japanese equity market, leading to an overall decline in revenues on a quarter-on-quarter basis.

•	In the second quarter, solid performance in our international operations and a recovery in Japan resulted in an increase in revenues compared to the previous quarter. As a result of our efforts in making comprehensive proposals that match the diverse needs of our clients, the recovery in underwriting businesses and solid performance in solutions business contributed to revenues. Further, we won multiple mandates for industry consolidation deals in Japan and cross-border M&A deals across EMEA, the Americas and Asia, as well as multi-products related to M&A transactions.